U.S. SECURITIES AND EXCHANGE COMMISSION

                          WASHINGTON, D.C. 20549

                                  FORM 12b-25

                         NOTIFICATION OF LATE FILING

                         SEC FILE NUMBER: 000-30095


                            CUSIP NUMBER: 12644A104

       [ ]Form 10-K and Form 10-KSB  [ ]Form 20-F  [ ]Form 11-K [x]Form 10-Q
                         and Form 10-QSB [ ]Form N-SAR

       For Period Ended: June 30, 2002

        [ ] Transition Report on Form 10-K
        [ ] Transition Report on Form 20-F
        [ ] Transition Report on Form 11-K
        [ ] Transition Report on Form 10-Q
        [ ] Transition Report on Form N-SAR

   Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

   If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


Part I - Registrant Information

         Full Name of Registrant:

         CTI Diversified Holdings, Inc.

         Former Name if Applicable

         Unique Bagel Co. Inc.

         Address of Principal Executive Office               (Street and Number)
                                                             8525 Commerce Court
                                                    Burnaby, B.C. Canada V5A 4N3

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Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

   [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

   [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

   [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

   The Registrant's Report on Form 10-QSB due on August 14, 2002 has been delayed because the illness of the CEO of the Registrant. As a result, preparation of the Registrant's financials and the required accountant review have taken longer than expected and could not be completed without unreasonable expense and effort.

Part IV - Other Information

   (1) Name and telephone number of person to contact in regard to this notification

       Dr. Bruce Butcher              206                 682-7627
            (Name)                (Area code)         (Telephone Number)

   (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no,
identify report(s).   [X]Yes     [ ]No

   (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[ ]Yes     [X]No

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If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                          CTI Diversified Holdings, Inc.
                  (Name of Registrant as specified in charter)


Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date: August 12, 2002                  By /s/ Don Farnell
                                       CTI Diversified Holdings, Inc., President

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